

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Mark Pomeranz
Chief Executive Officer
Motus GI Holdings, Inc.
1301 East Broward Boulevard, 3rd Floor
Ft. Lauderdale, FL 33301

> **Re: Motus GI Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 1, 2023**
> **File No. 333-272341**

Dear Mark Pomeranz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Steven Skolnick, Esq.